                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934


                  McNEIL REAL ESTATE FUND XXVII, L.P.
--------------------------------------------------------------------------------
                          (Name of Issuer)

                 Units of Limited Partnership Interest
--------------------------------------------------------------------------------
                    (Title of Class of Securities)

                           Not Applicable
--------------------------------------------------------------------------------
                           (CUSIP Number)

                          Robert A. McNeil
    13760 Noel Road, Suite 700, Dallas, Texas 75240, (214) 448-5800
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications)

                             Copies to:
                         W. Scott Wallace
                      Haynes and Boone, L.L.P.
                       3100 NationsBank Plaza
                          901 Main Street
                      Dallas, Texas  75202-3789
                          (214) 651-5000

                           October 4, 1995
--------------------------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with this statement. _X_ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial  ownership  of  less than five percent of such class.) (See
Rule 13d-7.)

                             SCHEDULE 13D

CUSIP No.  Not Applicable                           Page 2 of 28 Pages

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robert A. McNeil
       McNeil Partners, L.P.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a) __X__
       (b) _____

  3    SEC USE ONLY



  4    SOURCE OF FUNDS

       Robert A. McNeil:        PF and BK
       McNeil Partners, L.P.:   WC

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Robert A. McNeil      --    U.S.A.
       McNeil Partners, L.P. --    Delaware

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

           Robert A. McNeil         --   399,500 Units
           McNeil Partners, L.P.    --   1,500 Units
           See Item 5*.

  8    SHARED VOTING POWER

       See Item 5*.

  9    SOLE DISPOSITIVE POWER

       See Item 5*.

 10    SHARED DISPOSITIVE POWER

       See Item 5.*

       * Voting and dispositive power is exercised on behalf of McNeil Partners, L.P. by its general partner, McNeil Investors, Inc., a Delaware corporation, which is wholly-owned by Robert A. McNeil.

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       Robert A. McNeil      --   399,500 Units
       McNeil Partners, L.P. --   1,500 Units
       See Item 5*.

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES ____


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.55%

  14   TYPE OF REPORTING PERSON*

       IN, PN

Item 1.   Security and Issuer.
          --------------------
           The class of equity securities to which this statement relates is Units of Limited Partnership Interest ("Units") of McNeil Real Estate Fund XXVII, L.P., a Delaware limited partnership ("Issuer"). The principal executive offices of Issuer are located at 13760 Noel Road, Suite 700, Dallas, Texas 75240.

Item 2.   Identity and Background.
          ------------------------

           This statement is being filed by Robert A. McNeil and McNeil Partners, L.P., a Delaware limited partnership ("MP"). Mr. McNeil's address is 13760 Noel Road, Suite 700, Dallas, Texas 75240. Mr. McNeil is the President of Investors (defined below) whose principal address is 13760 Noel Road, Suite 700, Dallas, Texas 75240.

          During the last five years, Mr. McNeil

          (a)    has   not  been  convicted  in  a  criminal
          proceeding   (excluding  traffic   violations   or
          similar misdemeanors), or

          (b) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          Mr. McNeil is a citizen of the United States.

           MP is a limited partnership organized under the laws of the state of Delaware and is the sole general partner of Issuer. The principal executive offices of MP are located at 13760 Noel Road, Suite 700, Dallas, Texas 75240. MP is engaged in the business of real estate management.

           The general partner of MP is McNeil Investors, Inc., a Delaware corporation ("Investors"). All of the issued and outstanding shares of Investors are beneficially owned by Robert A. McNeil. Mr. McNeil is also the sole limited partner of MP.

           During the last five years, to the best knowledge of MP, neither MP nor its general partner or any director or executive officer of its general partner

          (a)   has  been convicted in a criminal proceeding
          (excluding    traffic   violations   or    similar
          misdemeanors), or

          (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          The following information is provided with respect to natural persons who are executive officers, directors or controlling persons of Investors, the general partner of MP:

          (a) Robert C. Irvine and Donald K. Reed are executive officers; Robert A. McNeil, Carole J. McNeil and Donald K. Reed are directors; Robert A. McNeil and Carole J. McNeil are Co-Chairmen of the Board.

          (b) The business address of each person listed above is 13760 Noel Road, Suite 700, Dallas, Texas
          75240.

          (c) The principal occupation or employment of each person listed above is:

            Robert C. Irvine - Vice President and  Secretary
                                of Investors
            Robert A. McNeil - Director  and  Co-Chairman of
                                the Board  of Investors
            Carole J. McNeil - Co-Chairman  of  the Board of
                                Investors
            Donald  K. Reed  - Chief   Executive    Officer,
                                President   and  Director of
                                Investors

          (d)-(e) During the last five years, to the best knowledge of MP and Robert A. McNeil, none of the persons listed in (a) above, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
          (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Each person listed above in (a) is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

           As of October 4, 1995, Mr. McNeil purchased 399,500 Units of Issuer for a price of $5.12 per Unit. Such Units were acquired in a private purchase conducted through an auction process. Mr. McNeil acquired the 399,500 Units with (i) his own personal funds and (ii) $1,000,000 borrowed under Mr. McNeil's personal line of credit with a commercial bank. The line of credit is a demand note that bears interest at a variable rate and is secured by certain marketable securities. Additionally, MP owns 1,500 Units of Issuer.

Item 4.   Purpose of Transaction.
          -----------------------

           The Units were acquired by Mr. McNeil and MP for investment purposes. Although neither Mr. McNeil nor MP has any present intention to commence a tender offer for additional Units, MP has announced it is contemplating tender offers for units of other public real estate limited partnerships for which MP is the general partner. It is possible that in connection with such other tender offers, if any, MP or Mr. McNeil may commence a tender offer for additional Units.

           Except as set forth above, MP does not have any plans or proposals with respect to the purchase of Units of the Issuer that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          (a) The aggregate number of Units owned by (i) Mr. McNeil is 399,500 and (ii) MP is 1,500. The 401,000 Units owned by Mr. McNeil and MP constitute 7.55% of the class of the securities identified pursuant to Item 1.

          (b) Mr. McNeil has the sole power to vote and to dispose of the 401,000 Units (subject to applicable restrictions on transferability contained in the Issuer's limited partnership agreement). As MP's sole general partner, Investors has the sole power to control the business affairs of MP and Robert A. McNeil, as the owner of all the stock of Investors,
          ultimately   controls  the  business  affairs   of
          Investors.

          (c)  See Item 3.

          (d)  Not applicable.

     (e)  Not applicable.

Item 6.   Contracts,    Arrangements,   Understandings    or
          --------------------------------------------------
          Relationships  with Respect to Securities  of  the
          --------------------------------------------------
          Issuer.
          -------

          See Item 5(b) and Item 2.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

           7.1: Form of Robert A. McNeil's personal line of credit, including the demand note and collateral documents, referenced in Item 3.

                          SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 1995



                              McNEIL PARTNERS, L.P.
                              By:  McNeil Investors, Inc.,
                                   its general partner


                              By:   /s/ Robert A. McNeil
                                    ----------------------
                              Name:  Robert A. McNeil
                              Title: Chairman



                                    /s/ Robert A. McNeil
                                    --------------------
                              Robert A. McNeil

                        EXHIBIT INDEX


Exhibit                  Description                      Page
-------                  -----------                      ----
7.1                      Form of Robert A. McNeil's         8
                         personal line of credit,
                         including the demand note
                         and collateral documents.

                                                 EXHIBIT 7.1
                                                 -----------


DEMAND NOTE (Multiple Advances)
Interest Bearing--Stated Rate/Quoted Rate

Not for Consumer Transactions

                                                        , 19
       -------------------          -------------    ---
         (City and State)            (Date)

$__________

     ON DEMAND, for value received, the undersigned, jointly and severally (if executed by two or more parties), hereby promises to pay to the order of_____________________________
(the "Lender"), at its Office or Branch at__________________ _____________________ the principal sum of__________________
DOLLARS ($___________________), or if less, the aggregate unpaid principal amount of all advances made hereunder by the Lender to the undersigned during the period from the date hereof to the date of demand for payment hereunder and outstanding on such date of demand; together with interest on any and all principal amounts hereunder from time to time outstanding from and including the date hereof to the Business Day (as defined herein), of the Lender on which said principal amounts are paid in full, at a fluctuating interest rate per annum (the "Stated Rate") equal at all times to ________% computed on a 360 day basis and payable monthly over the Base Rate (as defined herein), each change in such fluctuating interest rate to take effect simultaneously with the corresponding change in the Base Rate, but in no event in excess of the maximum interest rate permitted by applicable law; provided, however, that it from time to time the undersigned and the Lender mutually agree, all or any portion of the unpaid principal amount of such advances shall, for a term mutually agreeable to the undersigned (the "Quoted Rate"). Promptly after the undersigned and the Lender so mutually agree on the Quoted Rate and the term therefor, the Lender shall send to the undersigned a written confirmation of such Quoted Rate, the term thereof, and the unpaid principal amount subject thereto, which confirmation shall be conclusive and binding for all purposes, provided, that after any such mutually agreed term expires, such unpaid principal amount shall bear interest at the Stated Rate. The duration of any term used in connection with a Quoted Rate shall in no way affect the Lender's right to demand payment hereunder at any time; provided, however, that unless the Lender shall have made a demand hereunder for payment, the undersigned shall have no right to prepay any unpaid principal amount bearing interest at a Quoted Rate prior to the last day of the term thereof. The undersigned further agrees to pay interest on any amount of principal which is not paid when due, from the date on which such amount is due until such amount is paid in full, payable on demand, at a rate per annum (in lieu of the Stated Rate or the Quoted Rate in effect at such time) equal at all times to _____% per annum above the Stated Rate. All advances made by the Lender to the undersigned and all payments made on account of the principal hereof shall be recorded by the Lender and, prior to any transfer hereof, endorsed on the grid attached herein.

      I. As collateral security for the payment of (i) the indebtedness evidenced by this Note or by any note or notes which may be given in renewal or extension of all or any part of such indebtedness (each of which being an "Other Note"), and (ii) any and all other obligations and/or liabilities, direct or contingent, of the undersigned to the Lender, due or to become due, whether now existing or hereafter arising (the indebtedness evidenced hereby, by any Other Note, and any and all such other obligations and liabilities being hereinafter referred to as the "Obligations"), the undersigned hereby grants and transfers to the Lender a lien upon and a security interest in any and all property (together with the proceeds thereof) in which the undersigned at any time has rights and which at any time has been delivered, transferred, pledged, mortgaged or assigned to, or deposited in or credited to an account with, the Lender or any third party(ies) acting in its behalf or designated by it, or otherwise at any time is in the possession or under the control or recorded on the books of the Lender, or any third party(ies) acting in its behalf or designated by it, whether expressly as collateral or for safekeeping or for any other or different purpose, including (without limitation) any property which may be in transit by mail or carrier for any purpose, or covered or affected by any documents in the Lender's possession or in the possession of any such third party(ies), and in any and all property in which the undersigned at any time has rights and in which at any time a security interest has been transferred to the Lender. The Lender may at its option and at any time, with our without notice to the undersigned, appropriate and apply to the payment or reduction, either in whole or in part, of the amount owing on all or any of the Obligations (whether or not then due) any and all moneys now or hereafter with the Lender, on deposit or otherwise, to the credit of or belonging to the undersigned. The Lender shall not be obligated to assert or enforce any rights, liens or security interest hereunder or to take any action in reference thereto, and the Lender may in its discretion at any time relinquish its rights hereunder as to particular property, in each case without thereby affecting or invalidating its rights hereunder as to all or any other property securing or purporting to secure the Obligations.

      II. Furthermore, the undersigned agrees that: (a) in the event of any new or additional certificates of stock being issued (as stock dividends or otherwise) relative to any stock held by the Lender at the time as security hereunder, or in the event of any additional shares of such stock being issued in uncertificated form, such certificates or shares shall be deemed an increment to the stock so held and under pledge to the Lender and that, therefore, such certificates or shares will, to the extent received by, issued or transferred to or placed under the control of the undersigned, be held or controlled in trust for the Lender and such certificates or shares, or a security interest therein, will be promptly delivered or transferred to the Lender (in form for transfer) to be held hereunder; (b) should the aggregate market value of all property held as security hereunder at any time suffer any decline or should any such property be deemed by the Lender to be unsatisfactory or inadequate, the undersigned will forthwith upon request deliver or transfer to the Lender additional property or a security interest therein or will make one or more prepayments of this Note, in each case to the satisfaction of the Lender; (c) the Lender shall exercise reasonable care in the custody of any property upon or in which a lien and security interest has been created hereunder at any time but shall be deemed to have exercised reasonable care if such property is accorded treatment substantially equal to that which the Lender accords its own property, or if the Lender takes such actions with respect to the property as the undersigned shall reasonably request in writing, but no failure to comply with any such request nor any omission to do any such act requested by the undersigned shall be deemed a failure to exercise reasonable care, nor shall any failure of the Lender to take necessary steps to preserve rights against any parties with respect to any property in its possession be deemed a failure to exercise reasonable care; and (d) the Lender may, in its discretion and in the absence of other express instructions in writing, apply any amounts which may be paid to and/or received or held by it relative hereto at any time to the payment or reduction either in whole or in part, of the principal and/or interest (as the Lender may elect) then owing on all or any of the Obligations.

      III. Upon the non-payment of any of the Obligations when due, and, in the case of Obligations evidenced hereby or other Obligations payable on demand, when payment is demanded, the Lender shall have all of the rights and remedies provided to a secured party by the Uniform Commercial Code in effect in New York State at that time and, in addition thereto, the undersigned further agrees that (1) in the event that notice is necessary, written notice mailed to the undersigned at the address given below three business days prior to the date of public sale of the property subject to the lien and security interest created herein or prior to the date after which private sale or any other disposition of said property will be made shall constitute reasonable notice, but notice given in any other reasonable manner or at any other reasonable time shall be sufficient, (2) in the event of sale or other disposition of such property, the Lender may apply the proceeds of any such sale or disposition to the satisfaction of its reasonable attorney's fees, legal expenses and other costs and expenses incurred in connection with its retaking, holding, preparing for sale, and selling of the property, and (3) without precluding any other methods of sale, the sale of property shall have been made in a commercially reasonable manner if conducted in conformity with reasonable commercial practices of banks disposing of similar property, but in any event the Lender may sell on such terms as it may choose, without assuming any credit risk and without any obligation to advertise.

      IV. The word "property" as used herein includes goods and merchandise together with the proceeds thereof, as well as any and all documents relative thereto; also funds, cash credit balances, securities (including certificated, uncertificated, and book-entry securities), choses in action and any and all other forms of property, together with the proceeds thereof, whether real, personal or mixed, and any right, title or interest of the undersigned therein or thereto.

      V. "Base Rate", as used herein, means a fluctuating interest rate per annum which shall at all times be equal to the higher of (a) the rate of interest announced publicly by ________________ (hereinafter referred to as the "Bank") in New York, New York, from time to time, as the Bank's base rate; or (b) the sum (adjusted to the nearest 1/4 of one percent or, if there is no nearest 1/4 of one percent, to the next higher 1/4 of one percent) of (i) 1/2 of one percent per annum, plus (ii) the rate per annum obtained by dividing (A) the latest three-week moving average of secondary market morning offering rates in the United States for three-month certificates of deposit of major United States money market banks, such three-week moving average being determined weekly on each Monday (of, if any such day is not a Business Day (as defined below), on the next succeeding Business Day) for the three-week period ending on the previous Friday by the Bank on the basis of such rates reported by certificate of deposit dealers to and published by the Federal Reserve Bank of New York or, if such publication shall be suspended or terminated, on the basis of quotations for such rates received by the Bank from three New York certificate of deposit dealers of recognized standing selected by the Bank, by (B) a percentage equal to 100% minus the average of the daily percentages specified during such three-week period by the Board of Governors of the Federal Reserve System (or any successor) for determining the maximum reserve requirement (including, but not limited to, any emergency, supplemental or other marginal reserve requirement) for the Bank in respect of liabilities consisting of or including (among other liabilities) three-month U.S. dollar nonpersonal time deposits in the United States, plus (iii) the average during such three-week period of the annual assessment rates estimated by the Bank for determining the then current annual assessment payable by the Bank to the Federal Deposit Insurance Corporation (or any successor) for insuring U.S. dollar deposits of the Bank in the United States. "Business Day", as used above, means a day of the year on which banks are not required or authorized to close in New York City.

      VI. The undersigned agrees to pay on demand all costs and expenses in connection with the preparation, execution, delivery, administration, modification, amendment and enforcement (whether through legal proceedings, negotiations or otherwise) of this Note and any other document to be delivered hereunder (such costs and expenses shall include, without limitation, the reasonable fees and expenses of legal counsel). The undersigned agrees to indemnify and hold harmless the Lender and each of its directors, officers, employees, agents, affiliates and advisors from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, fees and disbursements of counsel) which may be incurred by or asserted against the Lender or any such director, officer, employee, agent, affiliate or advisor in connection with or arising out of any investigation, litigation or proceeding related to or arising out of this Note or any other document to be delivered hereunder or any transaction contemplated hereby or thereby (but in any case excluding any such claims, damages, losses, liabilities or expenses incurred by reason of the gross negligence or willful misconduct of the Indemnitee). The obligations of the undersigned under this Paragraph VI shall survive the payment in full of this Note.

      VII. The Lender and the Bank are hereby authorized, at their option and without any obligation to do so, to transfer to or register in the name of its nominee(s), including any Clearing Corporation or Custodian Bank, as defined in the Uniform Commercial Code in effect from time to time in New York State, and any nominee(s) thereof all or any part of the property referred to hereinabove, and to do so before or after the maturity of any of the Obligations, and with or without notice to the undersigned.

     VIII. The Lender may assign to one or more banks or other entities all or a portion of its rights under this Note. In the event of an assignment of all of its rights, the Lender may transfer this Note to the assignee. In the event of an assignment of a portion of its rights under this Note, the Lender shall deliver to the undersigned a new note to the order of the assignee in an amount equal to the principal amount assigned to the assignee and a new note to the order of the Lender in an amount equal to the principal amount retained by the Lender (collectively, the "New Notes"). Such New Notes shall be in an aggregate principal amount equal to the principal amount of this Note, shall be dated the effective date of the assignment and otherwise shall be substantially identical to this Note. Upon receipt of the New Notes from the Lender, the undersigned shall execute such New Notes and, at the expense of the undersigned, promptly delivery such New Notes to the Lender. Upon receipt of the executed New Notes from the undersigned, the Lender shall return this Note to the undersigned. The Lender and the assignee shall make all appropriate adjustments in payments under this Note for periods prior to such effective date directly between themselves. In the event of an assignment of all or any portion of its rights hereunder, the Lender may transfer and deliver all or any of the property then held by it as security hereunder and the assignee shall thereupon become vested with all the powers and rights herein given to the Lender with respect thereto. After any such assignment or transfer, the Lender shall be forever relieved and fully discharged from any liability or responsibility in the matter, and the Lender shall retain all rights and powers hereby given with respect to property not so transferred. The Lender may sell participations to one or more banks or other entities in or to all or a portion of its rights under this Note; provided, however, that the Lender shall remain the holder of this Note and accordingly the undersigned shall continue to deal solely and directly with the Lender in connection with the Lender's rights under this Note. The Lender may, in connection with any assignment or participation or proposed assignment or proposed participation, disclose to the assignee or participant or proposed assignee or proposed participant any information relating to the undersigned furnished to the Lender by or on behalf of the undersigned; provided that, prior to any such disclosure, the assignee or participant shall agree to preserve the confidentiality of any confidential information related to the undersigned received by it from the Lender.

      IX. The word "undersigned" wherever used herein shall be construed to refer separately to each of us and collectively to any two or more of us, and this Note shall not be revoked or impaired as to any one or more of us by the revocation or release of any obligations hereunder of any other(s) of us.

      X. The undersigned hereby waives presentment for payment, demand, notice of dishonor and protest of this Note and further agrees that this Note shall be deemed to have been made under and shall be governed by the laws of the State of New York in all respects, including matters of construction, validity and performance, except with respect to interest rate, which shall be governed by applicable law, and that none of its terms or provisions may be waived, altered, modified or amended except as the Lender may consent thereto in writing duly signed for and on its behalf.

      XI. The Lender is authorized, at its option, to file Financing Statement(s) without the signature of the undersigned with respect to any of the above described property; the undersigned agrees to pay the cost of any such filing, and to sign upon request any instruments, documents, or other papers which the Lender may require to perfect its security interest in the property.

      XII. Without limiting the right of the Lender to bring any action or proceeding against the undersigned or against property of the undersigned arising out of or relating to any Obligation or this Note (an "Action") in the courts of other jurisdictions, the undersigned hereby irrevocably submits to the jurisdiction of any New York State or Federal court sitting in New York City, and the undersigned hereby irrevocably agrees that any Action may be heard and determined in such New York State court or in such Federal court. The undersigned hereby irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of any Action in any jurisdiction. The undersigned hereby irrevocably agrees that the summons and complaint or any other process in any Action in any jurisdiction may be served by mailing to any of the addresses set forth below or by hand delivery to a person of suitable age and discretion at any of the addresses set forth below. Such service will be complete on the date such process is so mailed or delivered, and the undersigned will have thirty days from such completion of service in which to respond in the manner provided by law. The undersigned may also be served in any other manner permitted by law, in which event the undersigned's time to respond shall be the time provided by law.

      XIII. Both the undersigned and the Lender hereby irrevocably waive all right to trial by jury in any action, proceeding or counterclaim arising out of or relating to any Obligation or this Note.

     XIV. - XX.     (See attached Rider.)





____________________                    ____________________
Name   of   Borrower                    Name    of  Borrower



____________________                    ____________________
Signature                               Signature


____________________                    ____________________
Address                                 Address

            Advances and Payments of Principal and Interest

               Amount of Advance and,
               if Advance or portion
               thereof bears interest
               at the Quoted Rate, the                                   UNPAID
               amount thereof, the       AMOUNT OF                       PRINCIPAL
               Quoted Rate and Term      PRINCIPAL PAID   AMOUNT OF      BALANCE OF   NOTATION
DATE           therefor                  OR PREPAID       INTEREST PAID  ADVANCES     MADE BY
--------       ------------------------  --------------   -------------  ----------   --------

--------       ------------------------  --------------   -------------  ----------   --------

--------       ------------------------  --------------   -------------  ----------   --------

--------       ------------------------  --------------   -------------  ----------   --------

--------       ------------------------  --------------   -------------  ----------   --------


     FOR VALUE RECEIVED, the undersigned hereby (jointly and severally) unconditionally guarantee(s) unto the payee and/or any subsequent owner or holder of the Note (the "Note"), the punctual payment when due of all amounts payable under the Note, and any and all Indebtedness evidenced thereby, in accordance with the terms and conditions thereof. Notice of the acceptance hereof, and promptness in making any demand hereunder for the payment, or in giving notice of any default in the payment, of all or any part of said indebtedness, are hereby waived. In the event this Guaranty is referred to an attorney for collection, the undersigned further agrees to pay an attorney's fee equal to 15 percent of the full amount due hereunder, plus court costs and disbursements.

      The liability of the undersigned under this Guaranty shall be absolute and unconditional irrespective of:

          (i) any lack of validity or enforceability of the Note or any other agreement or instrument relating thereto;

          (ii) any change in the time, manner or place of payment of, or in any other term of, the Note, or any other amendment or waiver of, or any consent to departure from, the Note;

          (iii)      any exchange, release or non-perfection
          of any collateral, or any release or amendment or waiver of or consent to departure from any other guaranty of the Note; or

          (iv) any other circumstance which might otherwise constitute a defense available to, or a discharge of, the borrower (or any of them under the Note) or a guarantor.

      Without limiting the right of the Lender to bring any action or proceeding against the undersigned or against property of the undersigned arising out of or relating to the Note, this Guaranty or any Indebtedness evidenced thereby, respectively (an "Action"), in the courts of other jurisdictions, the undersigned hereby irrevocably submits to the jurisdiction of any New York State or Federal court sitting in New York City, and the undersigned hereby irrevocably agrees that any Action may be heard and determined in such New York State court or in such Federal court. The undersigned hereby irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of any action in any jurisdiction. The undersigned hereby irrevocably agrees that the summons and complaint or any other process in any Action in any jurisdiction may be served by mailing to any of the addresses set forth below or by hand delivery to a person of suitable age and discretion at any of the addresses set forth below. Such service will be complete on the date such process is so mailed or delivered, and the undersigned will have thirty days from such completion of service in which to respond in the manner provided by law. The undersigned may also be served in any other manner permitted by law, in which event the undersigned's time to respond shall be the time provided by law.

      Both the undersigned and the Lender hereby irrevocably waive all right to trial by jury in any action, proceeding or counterclaim arising out of or relating to any Obligation or this Guaranty.


Dated: _______________________    Dated: ___________________


Guarantors:


______________________________     __________________________
Name                               Name


______________________________     __________________________
Signature                          Signature


______________________________     __________________________
Address                            Address

                 RIDER TO DEMAND NOTE DATED ________________


      XIV. This Note does not constitute a commitment to lend, and the Lender expressly reserves the right to demand payment of outstanding advances under this Note at any time upon sixty (60) days prior written notice to the undersigned of termination of the line of credit evidenced by this Note, on which date all outstanding advances hereunder, accrued interest thereon and all other related liabilities of the undersigned to the Lender shall be due and payable in full. The Lender reserves the right not to make any further advances under this Note during said 60-day notice period. The undersigned shall comply fully with all other obligations under this Note (including the payment of periodic interest when due) and related documents and instruments during said 60-day period.

      XV. Notwithstanding the foregoing Paragraph XIV, the Lender reserves the right to demand payment in full of all obligations under this Note, and to terminate the line of credit evidenced hereby, pursuant to written notice to the undersigned at any time after the occurrence of (a) any breach or default under any term, covenant, condition, representation or warranty by the undersigned or the _______________under this Note or any Security Agreement, Hypothecation Agreement (Third Party), Certificate or other document or instrument executed and delivered to the Lender in connection with the establishment of the line of credit evidenced by this Note, or (b) any breach or default by _____________________ under the_________________
line of credit established contemporaneously with the line of credit evidenced by this Note (or under any other obligation from time to time incurred by _______________ in favor of the Lender, the Bank or any affiliate.)

      XVI. Without limiting the general right of Lender to demand payment hereunder, the undersigned promises immediately to repay indebtedness hereunder to the extent necessary to eliminate any excess of outstanding principal over the then borrowing base as determined by Lender, all in accordance with the provisions of the Security Agreement dated ________________________, executed in connection with this Note by the ______________________.

      XVII. Without limiting any provision of this Note, the undersigned shall compensate the Lender, upon written request by the Lender, for all losses, expenses and liabilities (including, without limitation, any loss or expense arising rom the re-employment of funds by the Lender) that Lender may sustain if any payment or repayment (whether upon demand or otherwise) of any advance under this Note bearing interest at a Quoted Rate is made prior to the rate period therefor agreed upon by the undersigned and the Lender. The determination of such amount by the Lender shall be conclusive and binding in all matters in the absence of manifest error. This covenant shall survive the payment of outstanding advances under this Note.

      XVIII. The undersigned further agrees that, with respect to amounts evidenced hereby bearing interest at a Quoted Rate, if, due to either (i) the introduction of any change (including, without limitation, any change by way of imposition or increase of reserve, special deposit or similar requirements or any increase in the amount of capital required or expected to be maintained by the Lender) in or in the interpretation of any law or regulation, or
(ii) the compliance by the Bank with any guideline or request from any central bank or other governmental authority (whether or not having the force of law), there shall be any increase in the cost to the Lender of agreeing to make or making, funding or maintaining advances under the Quoted Rate, then the undersigned shall, upon demand by the Lender, pay to the Lender additional amounts sufficient to reimburse the Lender for such increased cost. Each notification delivered to the undersigned by the Lender as to the amount of any such cost shall be conclusive as to the amount thereof. It shall be assumed, for purposes of computing any such cost to the Lender, that the making, funding and maintaining of advances under this Note by the Lender which bear interest at a Quoted Rate have been made by the Bank.

      XIX. All advances under this Note may be requested by and made to or for the account of the undersigned. All such advances shall be used for general working capital purposes, including investments other than purchase or carrying of margin stock as defined in Regulation U of the Federal Reserve Board.

      XX. The undersigned, as well as the _______________, shall provide to the Lender (a) personal financial statements (including income statement and balance sheet), prepared as of year-end, not later than 120 days following the end of each calendar year, and (b) a copy of each federal income tax return not later than 90 days from the date of filing. The foregoing financial statements shall be certified as true and correct by the person or entity covered thereby, shall be prepared on a basis consistent with the financial statements heretofore provided to the Lender, and shall be accompanied by such additional information and detail as the Lender may from time to time request.


                               _____________________________

                                            EXHIBIT A TO 7.1
                                            ----------------


Date: ___________________


                       SECURITY AGREEMENT

Gentlemen:

_________________________ (the "Borrower") has applied for a
$_________________________ (_______________________________)
line    of   credit   from  ___________________________ (the
"Lender"). This line of credit is to be secured by investment assets held in Custody Account No. _____ and Active Portfolio Account Nos. _________________ in the name of the ____________ dated _____________________ (the
"Accounts") with _______________________ (the "Depository").
In consideration of the extension of the line of credit to the Borrower, the undersigned hereby grants a security interest to the Lender, its successors and assigns, in all of the right, title and interest of the undersigned in and to the Accounts and all securities, instruments, cash and other assets therein, together with all monies, proceeds or sums due or to become due thereon or therefrom by way of interest, dividend, bonus, redemption, repurchase, repayment or otherwise and all certificates, instruments or investments contained in or evidenced by such Accounts (the "Collateral"). The undersigned acknowledges that all or a portion of the Collateral may also be registered or held from time to time by or in the name of _________________, or its respective affiliates, and that any such entity shall for those purposes be acting as the bailee and agent of the Lender for possession of the Collateral and the perfection of the Lender's security interest therein.

The undersigned represents and warrants that it has not made and will not make any assignment or transfer of, and has not placed and will not place any encumbrance of any kind on, the Collateral other than in favor of the Lender. The undersigned hereby incorporates by reference the provisions of the Hypothecation Agreement (Third Party) dated _________ given by the undersigned to the Lender (as it may be amended from time to time, (the "Hypothecation Agreement (Third
Party)") and the terms of such Hypothecation Agreement (Third Party) shall be applicable to the terms of the security interest granted by this Security Agreement. This Security Agreement is made by the undersigned as collateral security for (collectively the "Indebtedness") (i) the line of credit and (ii) all other Indebtedness, obligations or liabilities of any kind of the Borrower to the Lender and any of its affiliates, now or hereafter existing, arising directly between the Borrower and the Lender and any of its affiliates or acquired from another by the Lender and any of its affiliates.

In the event of default (i) in the due payment of any of the Indebtedness or otherwise under the Demand Note (referred to below) evidencing the line of credit or (ii) under this Security Agreement or the Hypothecation Agreement (Third Party), the undersigned hereby irrevocably authorizes and empowers the Lender at its option, at any time, and from time to time, for its own use and benefit, either in its own name or in the name of the undersigned (i) to demand, collect and receive payment of any and all monies or proceeds due or to become due under the Collateral or any part thereof, (ii) to execute any and all instruments required for the withdrawal or repayment of all or any part of the Collateral, (iii) to complete in any respect any instrument for the withdrawal or repayment of funds signed by the undersigned, (iv) to sell assets in the Accounts, at times and in any order as the Lender in its sole discretion may elect, and apply such proceeds or other cash in the Accounts in whole or partial payment of the Indebtedness,
(v) to in all respects deal with and control said Accounts and/or the Collateral as the holder thereof, and (vi) to exercise other rights or remedies under the Hypothecation Agreement (Third Party) or applicable law, and the undersigned hereby irrevocably constitutes and appoints the Lender as the attorney of the undersigned to do any and all of the aforesaid.

"Loan Value" is defined herein as a percentage of the current market value of assets acceptable to the Lender in Custody Account No. ___________ as follows:



          Cash                                        100%
          U.S. Government Obligations                  90%
          State and Municipal Obligations              80%
          Corporate Debt Obligations (AAA-AA rated)    80%
          Corporate Debt Obligations (A-BAA rated)     75%
          New York Stock Exchange listed securities    70%
          American Stock Exchange listed securities    60%
          NASDAQ listed Securities                     50%
          Foreign Stocks                               50%


Without in any manner limiting the Lender's rights under the Demand Note (Multiple Advances) dated _____________ by the Borrower in the original principal amount of $______________ (the "Demand Note"), this Security Agreement and the Hypothecation Agreement (Third Party), the undersigned acknowledges that should the outstanding amount of all advances made by the Lender to the Borrower under the Demand Note exceed at any time the "Loan Value" of Custody Account No. ____ as listed above plus 70% of the market value of the Active Portfolio Account Nos._________, then the undersigned shall, within two business days of such occurrence, and without further notice, either (i) pay to the Lender the entire amount of such excess or (ii) deposit such additional collateral acceptable to the Lender into the Accounts as may be required, after giving effect to the advance ratios set forth above, to eliminate such excess. Should the undersigned fail to eliminate such excess, the Lender may immediately, and without further notice, sell and otherwise dispose of all or any portion of such Collateral and exercise other rights and remedies referred to above. Lender shall be free to proceed against all or any part of the Collateral, in any order or sequence, at Lender's sole discretion, without any obligation to marshal or apportion such recourse in any manner.

Lender  reserves  the  right  to  exclude  assets  from  the collateral pool (but only for purposes of determining the available borrowing base under the Demand Note pursuant to the preceding paragraph, and not by way of limitation on Lender's security interests hereunder) at its sole discretion. An original counterpart of this Security Agreement may be delivered by the Lender to the Depository, and the undersigned hereby instructs the Depository not to release or terminate the Accounts or to permit withdrawals therefrom or changes in the specific assets therein which would cause the outstanding principal under the Demand Note to exceed said Loan Value of Custody Account No._____ plus 70% of the market value of Active Portfolio Account Nos.___. The Depository shall be entitled to rely conclusively upon any notice from the Lender as to the existence and status of any Indebtedness.

This Security Agreement shall be governed by and construed in accordance with the laws of the State of New York.

The Depository is currently acting as the custodian only, and not investment advisor, in connection with the assets in Custody Account No. __________. However, should at any time the Depository act in the capacity of investment advisor, the undersigned understands that the investment advice which the undersigned receives, and may continue to receive, from the Depository is not dependent on the Borrower borrowing from the Lender and that the Borrower is free to seek funds from other sources so long as any such borrowings are not in violation of any then outstanding agreement with the Lender.

The Depository is acting as the investment advisor in connection with the assets in Active Portfolio Account Nos. __________. The undersigned understands that the investment advice (and the discretionary investment decisions made by the Depository in connection therewith) which the undersigned receives, and may continue to receive, from the Depository is not dependent on the Borrower borrowing from the Lender and that the Borrower is free to seek funds from other sources so long as any such borrowings are not in violation of any then outstanding agreement with the Lender.

Pursuant to a separate Continuing Guaranty executed concurrently herewith, the undersigned will be responsible for repayment of Borrower's indebtedness to the Lender under the terms of the Demand Note or other notes or other
agreements  which  evidence  such  Indebtedness,   and   the
responsibilities of the undersigned for repayment will not be dependent upon the performance of the investment assets in the Accounts. The undersigned further understands that the Depository is in all cases to follow the instructions of the Lender rather than the undersigned if there is a conflict in instructions. The undersigned acknowledges receipt of a copy of Memoranda from the Depository to Lender respecting reporting requirements and other limitations concerning the Accounts and confirms its agreement therewith.

Very truly yours,



By: _____________________________


cc:

                                            EXHIBIT B TO 7.1
                                            ----------------

Note:     All blanks herein to be filled in before signing.
-----------------------------------------------------------

HYPOTHECATION AGREEMENT
       (Third Party)

Commercial Transactions
Not To Be Used For Consumer Transactions   Date_______, 19__

---------------------------------------
          (Office or Branch)

 For and in consideration of any existing indebtedness or other liability of:


------------------------------------------------------------
                       (Complete Name)


------------------------------------------------------------
                          (Address)

(hereinafter called the "Borrower") to you and/or in order to induce you, acting in your discretion in each instance, to make loans or otherwise to give, grant or extend credit at any time(s) to the Borrower, the undersigned hereby agrees and consents:

      1. That, as security for any and all Indebtedness and/or other liabilities of the Borrower to you, now or hereafter existing and whether direct or contingent (hereinafter referred to as the "Obligations"), you shall have and are hereby given a lien upon and a security interest in the following property and the proceeds thereof, in all forms, owned by the undersigned and in due form for transfer and all of which has been or is herewith deposited with you (if necessary, list additional collateral being pledged on a separate schedule);

Custody Account No.
and Active Portfolio Account Nos.
with _____________________

and you shall exercise reasonable care in the custody of any property upon or in which a lien and security interest has been crated hereunder at any time(s), but shall be deemed to have exercised reasonable care if such property is accorded treatment substantially equal to that which you accord your own property, or if you take such action with respect to the property as the undersigned shall reasonably request in writing, but no failure to comply with any such request nor any omission to do any such act requested by the undersigned shall be deemed a failure to exercise reasonable care, nor shall your failure to take necessary steps to preserve rights against any parties with respect to any property in its possession be deemed a failure to exercise reasonable care, and to the extent that the aforesaid property may consist of capital stock, it is further agreed that, in event of any new or additional certificate(s) of stock being issued (as stock dividends or otherwise) relative to any such capital stock, held at the time as security hereunder, such certificate(s) shall be deemed an increment to the stock so held and under pledge to you and that, therefore, such certificate(s) will--to the extent received by or placed under the control of the undersigned--be held or controlled in trust for you and will be promptly delivered to you (in form for transfer) to be held hereunder. With reference to certificates of deposit which we maintain with you and which certificates are in your possession from time to time, such certificates or any extensions or renewals thereof or substitutions therefor shall be subject to the provisions of this Hypothecation Agreement.

     II. That, in event of the happening of any one or more of the following events, any one of which shall constitute an event of default, to wit: (a) the non-payment to you when due of all or any part of the Obligations; (b) the failure of the Borrower to furnish satisfactory additional collateral for, or to make payments on account of, the Obligations in accordance with any agreement(s) heretofore or hereafter made or entered into with you by the Borrower or to perform or to comply with any of the other terms or provisions of any such agreement(s); (c) the death, failure in business, dissolution or termination of existence of the Borrower; (d) any petition in bankruptcy being filed by or against the Borrower, or any proceedings in bankruptcy, or under any Acts of Congress relating to the relief of debtors, being commenced for the relief or readjustment of any indebtedness of the Borrower either through reorganization, composition, extension or otherwise; (e) a receiver of any property of the Borrower being appointed at any time; (f) the Borrower making an assignment for the benefit of creditors, or taking advantage of any insolvency law; (g) any funds or other property of the Borrower which may be in or come into your possession or control, or that of any third party as agent or pledgeholder for you, being attached or distrained, or becoming subject to any mandatory order of court or other legal process; and (h) any seizure, vesting or intervention by or under authority of a government, by which the management of the Borrower is displaced or its authority in the conduct of its business is curtailed-then, upon or at any time after the occurrence of any such event of default you shall have all of the rights and remedies provided to a secured party by the Uniform Commercial Code in effect in New York State at that time and, in addition thereto, the undersigned further agrees that (1) in the event that notice is necessary, written notice mailed to the undersigned at the address given below three business days prior to the date of public sale of the property subject to the lien and security interest created herein or prior to the date after which private sale or any other disposition of said property will be made shall constitute reasonable notice, but notice given in any other reasonable manner or at any other reasonable time shall be sufficient, (2) in the event of sale or other disposition of such property, you may apply the proceeds of any such sale or disposition to the satisfaction of your reasonable attorney's fees, legal expenses and other costs and expenses incurred in connection with your retaking, holding, preparing for sale, and selling of the property, and (3) without precluding any other methods of sale, the sale of property shall have been made in a commercially reasonable manner if conducted in conformity with reasonable commercial practices of banks disposing of similar property, but in any event, you may sell on such terms as you may choose, without assuming any credit risk and without any obligations to advertise.

      III. That you may at any time(s), acting in each instance in your discretion: (1) extend or change the time of payment and/or the manner, place or terms of payment of all or any of the Obligations; (2) exchange, release and/or surrender all or any of the collateral security, by whomsoever deposited, which is now or may hereafter be held by you in connection with the Obligations; (3) sell and/or purchase all or any such collateral security and dispose of the proceeds thereof, as the owner(s) thereof have authorized or may authorize, and (4) settle or compromise with the Borrower, and/or any other party(ies) liable thereon, all or any of the Obligations, and/or subordinate the payment of all or any part(s) of the same, to the payment of any other debts or claims which may be due or owing at any time(s) to you and/or any other party(ies)--all in such manner and upon such terms as you may deem proper, and without notice to or further assent from the undersigned, who hereby agrees that the lien, security interest, options and other rights hereby given you shall remain unimpaired and unprejudiced by any such action(s) on your part.

      IV. That you may, at your option and without any obligation to do so, transfer to or register in the name of your nominee(s) including any "clearing corporation" or "custodian bank" as defined in the Uniform Commercial Code in effect in New York State and any nominee(s) thereof all or any part of property in which you may have a security interest hereunder at any time, and to do so before or after the maturity of all or any part of the Obligations, and with or without notice to the undersigned.

     V. That you may assign or transfer this agreement, or any instrument evidencing all or any part of the Obligations, and you may deliver all or any of the property then held as security hereunder to the transferee(s), who shall thereupon become vested with all the powers and rights in respect thereto given to you hereby, and you shall thereafter be forever relieved and fully discharged from any liability or responsibility with respect thereto, but you shall retain all rights and powers hereby given with respect to any and all instruments, rights or property not so transferred.

     VI.  That you    may not    release or surrender at any
                    -----------
time(s) all or any of the property in which you may have a security interest hereunder at any time, together with any substitution(s) therefor and/or any addition(s) thereto and/or any proceeds thereof, to or upon the order of the Borrower.

      VII. That this is a continuing agreement and, unless terminated as regards the undersigned by operation of law, shall remain in full force and effect and be binding upon the undersigned, and the legal representatives, successors or assigns of the undersigned, until receipt by you of written notice from the undersigned, or from any legal representative, successor or assign of the undersigned, that it has been terminated or revoked with respect to any indebtedness or obligations of the Borrower which might thereafter be incurred. Notwithstanding any such termination or revocation, any and all property in which you may then have a security interest hereunder shall continue as security for the Obligations to the extent by which it may have been theretofore incurred and be outstanding as of the date of the receipt by you of such notice in all respects as if this agreement had been continued in full force and effect. That, if this agreement should be terminated or revoked by operation of law as regards the undersigned, the undersigned will indemnify and save you, your successors and assigns, harmless from any loss which might be suffered or incurred by you or them in making, giving, granting or extending any loan(s) or other credit, or otherwise acting hereunder, prior to the receipt by you of a notice in writing from or in behalf of the undersigned of such termination or revocation.

      VIII. That this agreement shall be deemed to be made under and shall be governed by the laws of the State of New York in all respects, including matter of construction, validity and performance, and it is understood and agreed that none of its terms or provisions may be waived, altered, modified or amended except as you may consent thereto in writing duly signed for and on your behalf.

      IX. Both of us, the Bank and the undersigned, hereby waive the right to a trial by jury in any action, proceeding or counterclaim arising or relating to this Agreement.

Signature Verified:

                         By:
______________________      ________________________________

                            ________________________________
                            Address:
                            ________________________________

                                            EXHIBIT C TO 7.1
                                            ----------------

CONTINUING GUARANTY

NOT FOR CONSUMER TRANSACTIONS

                                    ________________________
                                            (Date)


       I. For and in consideration of any existing indebtedness to you of _____________________________________
                             (Name and Address)

(hereinafter called the "Borrower"), for the payment of which the undersigned is now obligated to you, either as guarantor or otherwise, and/or to induce you, in your discretion, at any time(s) hereafter, to make any loan(s) or advance(s) or to extend credit in any other manner to, or at the request or for the account of the Borrower, either with or without security, and/or to purchase or discount any notes, bills receivable, drafts, acceptances, checks or other instruments or evidences of indebtedness upon which the Borrower is or may become liable as maker, endorser, acceptor, or otherwise (all liabilities and obligations of the Borrower to you, now or hereafter existing, being hereinafter referred to as "Obligations"), the undersigned does hereby GUARANTEE the punctual payment at maturity to you of each and all of the Obligations, together with interest thereon and any and all expenses which may be incurred by you in collecting all or any of the Obligations and/or in enforcing any rights hereunder; provided, however, that if and only if an amount of a designated currency is here specified

------------------------------------------------------------
------------------------------------------------------------
 (Indicate Amount and Country of which that Amount is Lawful
                          Currency)

---------------------------------- ($ __US________________),
then the liability of the undersigned hereunder shall not exceed at any one time with respect to the aggregate principal amount of Obligations, and irrespective of the currency(ies) in which the Obligations are payable, the amount of currency here specified.

      II. As implementing the foregoing, it is understood and agreed that (i) the undersigned guarantees that the Obligations will be paid to you strictly in accordance with the terms and provisions of any agreement(s), express or implied, which has (have) been or may hereafter be made or entered into by the Borrower in reference thereto, regardless of any law, regulation or decree, now or hereafter in effect, which might in any manner affect any of the terms or provisions of any such agreement(s) or your rights with respect thereto as against the Borrower, or cause or permit to be invoked any alteration in the time, amount or manner of payment by the Borrower of any of the Obligations, and (ii) in each instance when the Borrower shall have agreed, relative to any one or more of the Obligations, to pay or provide your Head Office or any of your Branches or correspondents with any amount of money that is other than that which is locally in common circulation at the time as currency in the place where such agreement is made, and such amount is not actually paid or provided as and when agreed or within such time as you may deem reasonable, the undersigned will, upon request and as you may elect, either pay or provide the amount in the exact currency and place as agreed by the Borrower or pay or provide you in the City of New York with the equivalent of the amount in U.S. dollars at your then prevailing rate for sales of the kind of currency agreed to be paid or provided for transfer by cable to a place where it is current.

      III. As security for any and all liabilities of the undersigned to you, now existing or hereafter arising hereunder, or otherwise, you are hereby given the right to retain, and you are hereby given a lien upon and a security interest in any and all moneys or other property (i.e., goods and merchandise, as well as any and all documents relative thereto; also, funds, securities, choses in action and any and all other forms of property whether real, personal or mixed, and any right, title or interest of the undersigned therein or thereto), and/or the proceeds thereof, which have/has been, or may hereafter be, deposited or left with you (or with any third party acting on your behalf) by or for the account or credit of the undersigned, including (without limitation of the foregoing) that in safekeeping or in which the undersigned may have any interest. All remittances and property shall be deemed left with you as soon as put in transit to you by mail or carrier. In event of the happening of any one or more of the following events, any one of which shall constitute an event of default to wit: (a) the non-payment of any of the Obligations; (b) the death, failure in business, dissolution or termination of existence of the Borrower or the undersigned; (c) any petition in bankruptcy being filed by or against the Borrower or the undersigned, or any proceedings in bankruptcy, or under any laws or regulations of any jurisdiction relating to the relief of debtors, being commenced for the relief or readjustment of any indebtedness of the Borrower or the undersigned, either through reorganization, composition, extension or otherwise; (d) the making by the Borrower or the undersigned of an assignment for the benefit of creditors or the taking advantage by either of the same of any insolvency law; (e) the appointment of a receiver of any property of the Borrower or the undersigned; (f) any seizure, vesting or intervention by or under authority of a government, by which the management of either the Borrower or the undersigned is displaced or its authority in the conduct of its business is curtailed;
(g) the attachment or distraint of any funds or other property of the Borrower or the undersigned which may be in, or come into, your possession or under your control, or that of any third party acting for you, or of the same becoming subject at any time to any mandatory order of court or other legal process--then, or at any time(s) after the happening of any such event of default, any or all of the Obligations shall, at your option, become (for the purposes of this guaranty) immediately due and payable by the undersigned, without demand or notice. Furthermore, upon the occurrence of any such event of default you shall have all of the rights and remedies provided to a secured party by the Uniform Commercial Code in effect in New York State at that time and, in addition thereto, the undersigned further agrees that (1) in the event that notice is necessary, written notice mailed to the undersigned at the address given below three business days prior to the date of public sale of the property subject to the lien and security interest created herein or prior to the date after which private sale or any other disposition of said property will be made shall constitute reasonable notice, but notice given in any other reasonable manner or at any other reasonable time shall be sufficient, (2) in the event of sale or other disposition of such property, you may apply the proceeds of any such sale or disposition to the satisfaction of your reasonable attorney's fees, legal expenses and other costs and expenses incurred in connection with your retaking, holding, preparing for sale, and selling of the property, and (3) without precluding any other methods of sale, the sale of property shall have been made in a commercially reasonable manner if conducted in conformity with reasonable commercial practices of banks disposing of similar property, but in any event, you may sell at your option on such terms as you may choose without assuming any credit risk and without any obligation to advertise.

      IV. The undersigned hereby consents and agrees that you may at any time, or from time to time, in your discretion: (1) extend or change the time of payment, and/or the manner, place or terms of payment of all or any of the Obligations; (2) exchange, release and/or surrender all or any of the collateral security, or any part(s) thereof, by whomsoever deposited, which is now or may hereafter be held by you in connection with all or any of the Obligations; (3) sell and/or purchase all or any such collateral at public or private sale, or at any broker's board, and after deducting all costs and expenses of every kind for collection, sale or delivery, the net proceeds of any such sale(s) may be applied by you upon all or any of the Obligations, and (4) settle or compromise with the Borrower, and/or any other person(s) liable thereon, any and all of the Obligations, and/or subordinate the payment of same, or any part(s) thereof, to the payment of any other debts or claims, which may at any time(s) be due or owing to you and/or any other person(s) or corporation(s); all in such manner and upon such terms as you may deem proper, and without notice to or further assent from the undersigned, it being hereby agreed that the undersigned shall be and remain bound upon this guaranty, irrespective of the existence, value or condition of any collateral, and notwithstanding any such change, exchange, settlement, compromise, surrender, release, sale, application, renewal or extension, and notwithstanding also that the Obligations may at any time(s) exceed the aggregate principal sum hereinabove prescribed.

     V. The undersigned hereby waives notice of acceptance of this guaranty, and also presentment, demand, protests and notice of dishonor of any and all of the Obligations, and promptness in commencing suit against any party thereto or liable thereon, and/or in giving any notice to or of making any claim or demand hereunder upon the undersigned. No act or omission of any kind of your part in the premises shall in any event affect or impair this guaranty, nor shall same be affected by any change which may arise by reason of the death of the undersigned, or of any partner(s) of the undersigned, or of the Borrower, or of the accession to any such partnership of any one or more new partners. The undersigned further agrees that this Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of the principal of or interest on any of the obligations is rescinded or must otherwise be restored or returned by you upon the insolvency, bankruptcy or reorganization of the Borrower, or otherwise, all as though such payment has not been made.

     VI. This is a continuing guaranty and shall (i) remain in full force and effect until written notice shall have been received by you from the undersigned (or the successor or legal representative of the undersigned) that it has been revoked, but any such notice shall not release the undersigned from any liability as to any Obligations which may be held by you, or in which you may have any interest, at the time of the receipt of such notice; (ii) be binding upon the undersigned, the heirs, executors, administrators, successors and assigns of the undersigned, and shall inure to the benefit of, and be enforceable by you, your successors, transferees and assigns, and (iii) be deemed to have been made under and shall be governed by the laws of the State of New York in all respects, including matter of construction, validity and performance, and it is understood and agreed that none of its terms or provisions may be waived, altered, modified or amended except in writing duly signed for and on your behalf.

      VII. If this guaranty is executed by two or more parties, they shall be severally liable hereunder, and the word "undersigned" wherever used herein shall be construed to refer to each of such parties separately, all in the same manner and with the same effect as if each of them had signed separate instruments; and in any such case this guaranty shall not be revoked or impaired as to any one or more of such parties by the death of any of the others or by the revocation or release of any liabilities hereunder of any one or more of such other parties.

      VIII. Both the undersigned and the Bank hereby waive all right to trial by jury in any action, proceeding or counterclaim arising or relating to any Obligation or this Guaranty.



By:
Signature: ___________________    Address: __________________



Signature: ___________________    Address: __________________